As filed with the Securities and Exchange Commission on November 2, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Morgan Stanley Institutional Fund of Hedge Funds LP

(Name of Subject Company (issuer))

Morgan Stanley Institutional Fund of Hedge Funds LP

(Names of Filing Persons (offeror and issuer))

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Barry Fink, Esq.

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, New York 10020

(800) 869-6397

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Leonard B. Mackey, Jr.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$ 554,968,353 (a)	$ 59,381.61 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,381.61

Form or Registration No.: Schedule TO

Filing Party: Morgan Stanley Institutional Fund of Hedge Funds LP

Date Filed: September 20, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 20, 2006 by Morgan Stanley Institutional Fund of Hedge Funds LP (the “Partnership”) relating to an offer to purchase Interests or portions thereof in the Partnership in an amount up to 25% of the net assets of the Partnership from limited partners of the Partnership (the “Limited Partners”) at their net asset value (that is, the value of the Partnership’s assets minus its liabilities, multiplied by the proportionate interest in the Partnership which a Limited Partner desires to redeem), on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 20, 2006.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1. Limited Partners that desired to tender an Interest, or a portion of an Interest, for purchase, were required to submit their tenders by 12:00 midnight, New York time, on August 17, 2006. Limited Partners were allowed to withdraw any tenders of their Interests or portions thereof until the Offer expired at 12:00 midnight, New York time, on August 31, 2006.

2. Certain Limited Partners validly tendered all or a portion of their Interests, designated by the Limited Partners as $35,337,544.14 in the aggregate prior to August 17, 2006 and did not withdraw such tenders prior to August 31, 2006. Those tenders were accepted for purchase by the Partnership in accordance with the terms of the Offer.

3. The net asset value of the Interests or portions thereof tendered pursuant to the Offer was calculated as of September 30, 2006.

4. The payment of the purchase price of the Interests or portions thereof tendered was made in the form of promissory notes given on August 28, 2006 to the Limited Partners whose tenders were accepted for purchase by the Partnership in accordance with the terms of the Offer. Pursuant to the promissory notes, the Partnership paid to the tendering Limited Partners a total of $33,955,416.94, representing 95% of the unaudited net asset value of the total amount of the Interests or portions thereof tendered by the Limited Partners, on or about October 27, 2006. The promissory notes also entitle the Limited Partners to receive a contingent post-audit payment equal to the excess, if any, of (a) the net asset value of the Interests or portions thereof tendered and purchased as of September 30, 2006 (as it may be adjusted based upon the next annual audit of the Partnership’s financial statements) over (b) the initial payment. The Post-audit payment will be payable promptly after the completion of the Partnership’s next annual audit. The Partnership expects the annual audit to be completed by the end of February 2007. Proceeds of the initial payment and the post-audit payment will be wire transferred directly to the accounts designated by limited partners.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

By:	/s/ Ronald E. Robison
Name:	Ronald E. Robison
Title:	President

Dated: November 2, 2006